12/17/02

TC 12/12

02054783

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED NOV 21 2002 WASHINGTON, D.C. PROCESSING SECTION 155

SEC FILE NUMBER
8-43494

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2001 (MM/DD/YY) AND ENDING September 30, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JDL SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1001 Dove Street, Suite 160
(No. and Street)

Newport Beach (City) California (State) 92660 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
J. Derek Lewis (949) 752-0631
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goodrich, Goodyear & Hinds
(Name – *if individual, state last, first, middle name*)

6700 East Pacific Coast Highway, Suite 255, Long Beach, California 90803
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 23 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, J. Derek Lewis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JDL Securities Corporation, as of September 30, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

DORA J. WESTCOTT
Commission # 1316459
Notary Public - California
San Diego County
My Comm. Expires Aug 3, 2005

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JDL SECURITIES CORPORATION

FINANCIAL STATEMENTS

YEAR ENDED SEPTEMBER 30, 2002

(With Independent Auditors' Report Thereon)

CONTENTS

	Page
Independent Auditors' Report	1
Financial Statements:	
Statement of Financial Condition	2
Statement of Income (Loss)	3
Statement of Changes in Stockholder's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-8
Additional Information:	
Computation of Net Capital Pursuant to Rule 15c3-1	9
Statement of Internal Accounting Controls	10-11

Goodrich, Goodyear & Hinds

An Accountancy Corporation

INDEPENDENT AUDITORS' REPORT

The Board of Directors
JDL Securities Corporation
Newport Beach, California

We have audited the accompanying statement of financial condition of JDL Securities Corporation as of September 30, 2002, and the related statements of income (loss), stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Firm's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JDL Securities Corporation as of September 30, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 9 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goodrich, Goodyear & Hinds

Long Beach, California
October 18, 2002

JDL SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2002

ASSETS

Cash and cash equivalents:		
Cash (including $300 petty cash)		$ 34,343
Cash - K(2)(i) account (Note 1)		5,100
Deposit - Clearing agent - allowable		25,000
Deposit - Clearing agent - interest - non-allowable		28
Total cash and cash equivalents		64,471
Receivables (Note 1):		
Commissions - Clearing agent - allowable	$ 7,877	
Mutual fund concessions (less than 30 days)	5,645	
Total receivables		13,522
Other assets (non-allowable):		
NASDAQ certificate	3,300	
CRD deposit	303	
Due from parent	380	
Employee advances-broker draws	3,000	
Total other assets		6,983
Total assets		$ 84,976

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses		$ 5,850
Commissions payable - Settled trades		7,100
Commissions payable - Trades not settled		2,825
Total liabilities		15,775
Stockholder's equity:		
Common stock without par value; authorized 100,000 shares; issued and outstanding, 50,100 shares	$ 50,100	
Retained earnings	19,101	
Total stockholder's equity		69,201
Total liabilities and stockholder's equity		$ 84,976

The accompanying notes are an integral part of these financial statements.

JDL SECURITIES CORPORATION
STATEMENT OF INCOME (LOSS)

YEAR ENDED SEPTEMBER 30, 2002

Revenues:		
Commissions and concessions (Notes 3 and 4)		$ 1,003,327
Interest		10,091
Other		544
Total revenues		1,013,962
Expenses:		
Business promotion and travel	$ 22,511	
Commissions	419,912	
Data processing	16,752	
Overhead costs (Note 4)	18,000	
Office supplies and printing	7,692	
Postage	4,307	
Professional/Regulatory fees	26,133	
NASD fees	3,900	
MSRB fees	200	
SIPC assessment	150	
Rent (Note 5)	51,527	
Maintenance	11,141	
Telephone	7,819	
Quote services	4,623	
Clearing broker fees	108,656	
Salaries and wages	209,649	
Insurance	4,027	
Fidelity bond	1,520	
Taxes and licenses	1,451	
Dues and subscriptions	3,531	
Payroll taxes and employee benefits	76,423	
Office expenses	7,815	
Community outreach	5,400	
Total expenses		1,013,139
Income (loss) before income taxes		823
Income taxes, current (Note 2)		-
Net income (loss)		$ 823

The accompanying notes are an integral part of these financial statements.

JDL SECURITIES CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED SEPTEMBER 30, 2002

	Common Stock	Retained Earnings	Total
Balance at September 30, 2001	$ 50,100	18,278	68,378
Net income for the year ended September 30, 2002	-	823	823
Balance at September 30, 2002	$ 50,100	19,101	69,201

The accompanying notes are an integral part of these financial statements.

JDL SECURITIES CORPORATION
STATEMENT OF CASH FLOWS

YEAR ENDED SEPTEMBER 30, 2002

Cash flows from operating activities:		
Net income (loss)		$ 823
Adjustments to reconcile net income to net cash used for operating activities:		
Decrease in receivables	$ 27,746	
Decrease in commissions and concessions payable	(20,289)	
Decrease in accounts payable and accrued expenses	(609)	
Increase in CRD deposit	(290)	
Total adjustments		6,558
Net cash flows provided by operating activities		7,381
Cash flows from investing activities:		
Advances to parent company and brokers	(3,380)	
Net cash used for investing activities		(3,380)
Cash flows from financing activities		-
Net increase in cash and cash equivalents		4,001
Cash and cash equivalents at beginning of period		60,470
Cash and cash equivalents at end of period		$ 64,471

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for income taxes	$ -
Cash paid during the year for interest expense	$ -

The accompanying notes are an integral part of these financial statements.

JDL SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2002

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Firm is a wholly-owned subsidiary of J. Derek Lewis & Associates, Inc. and is a registered broker-dealer incorporated under the laws of the State of California maintaining its principal office in Newport Beach, California. The firm is subject to a minimum net capital requirement of $50,000 pursuant to SEC Rule 15c3-1. The Firm operates pursuant to the (K)(2)(ii) exemptive provisions of SEC Rule 15c3-3. The Firm acts as an introducing broker/dealer and clears transactions with and for customers on a fully-disclosed basis through a clearing agent. The Firm's primary business consists of mutual funds conducted through a K(2)(i) bank account. The Firm conducts business with customers located in various states. The Firm promptly transmits all customer funds and/or securities to its clearing firm, or to the mutual fund issuer. The Firm does not hold customer funds or securities. The $5,100 balance in the K(2)(i) account consists of Firm assets and is maintained at that level on an ongoing basis. The Firm requires no collateral for its trade receivables.

Method of Accounting

The Firm maintains its books and records on the accrual basis of accounting and uses the trade date basis for recording all securities transactions.

SIPC

The SIPC assessment has been determined fairly in accordance with applicable instructions and was remitted timely.

Cash Equivalents

For purposes of the statement of cash flows, the Firm considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of management's estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

(2) INCOME TAXES

The Firm files consolidated income tax returns with its parent and is allocated a portion of the total consolidated income tax liability. Because the broker/dealer had only a small profit, the related income taxes were not material and no tax provision has been recorded for the subsidiary at September 30, 2002. The minimum California tax was paid by the parent and has not been provided for on the broker/dealer as it also is not material.

The Firm accounts for its income taxes per the requirements of Financial Accounting Standard No. 109 (FAS 109), Accounting for Income Taxes, which is an asset and liability approach. The asset and liability approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of other assets and liabilities. There were no material deferred taxes at either the beginning of the year or the end of the year.

(3) COMMISSION AND CONCESSION REVENUE

Included in commission and concession revenue in the accompanying statement of income are the following:

Commissions - Clearing agent	$ 320,439
Concessions - K(2)(i)	40,531
Concessions - Direct/Mutual Funds	333,342
Concessions - Trails/Mutual Funds	57,073
Section 12B(1) fees	251,942
Total	$ 1,003,327

Included in "Commissions - Clearing agent" are commissions from the following:

Third Market Transactions	$ 161,654
Muni's	$ 7,781
Options	$ 2,582

(4) RELATED PARTY TRANSACTIONS

Included in commission revenue are amounts received from transactions with related parties (family members) totalling $3,606.

(4) RELATED PARTY TRANSACTIONS, Continued

Certain overhead expenses, such as office supplies and outside services, are initially borne by the Firm's parent. The Firm's pro rata portion is then reimbursed to the parent as cash flow allows. Also, the parent charges the Firm for management services. These amounts are shown in the accompanying statement of income as overhead expenses. Such reimbursements are contingent upon available funds and are not accrued or payable until actually paid.

(5) RENTAL OF OFFICE SPACE

The Firm has entered into a month-to-month agreement with its parent, J. Derek Lewis & Associates, whereby the Firm will pay rent in an amount equal to lease costs incurred by the parent. Such rental payments amounted to $50,163 for the fiscal year ended September 30, 2002.

(6) NET CAPITAL

The Firm is subject to a $50,000 minimum capital requirement pursuant to SEC Rule 15c3-1. The ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis. As of September 30, 2001, the net capital was $61,890, which exceeded the required minimum capital by $11,890, and the net capital ratio was .25 to 1.

JDL SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

SEPTEMBER 30, 2002

Total equity from statement of financial condition		$ 69,201
Less non-allowable assets:		
Interest earned on clearing deposit	$ 28	
Petty cash	300	
Non-allowable NASDAQ certificate	3,300	
Non-allowable CRD deposit	303	
Employee advances and due from parent	3,380	(7,311)
Net capital		$ 61,890

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness or $50,000, whichever is greater)	$ 50,000
Net capital from above	$ 61,890
Excess net capital	$ 11,890

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

Total liabilities (aggregate indebtedness)	$ 15,775
Ratio of aggregate indebtedness to net capital	.25 to 1
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	N/A

The computation of net capital as reported in the unaudited Part IIA filing agrees with the audited net capital as reported above.

Goodrich, Goodyear & Hinds

An Accountancy Corporation

The Board of Directors
JDL Securities Corporation
Newport Beach, California

In planning and performing our audit of the financial statements of JDL Securities Corporation for the year ended September 30, 2002, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission, we have made a study of the practices and procedures followed by JDL Securities Corporation including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the firm **does not carry** securities accounts for customers or perform custodial functions relating to customer securities, we **did not review** the practices and procedures followed by the Firm in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons;

2) Recordation of differences required by Rule 17a-13.

The management of the Firm is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Firm has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control structure or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also,

projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Firm's practices and procedures were adequate at September 30, 2002, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Goodrich, Goodyear & Hinds

Long Beach, California
October 18, 2002